UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Solbright Group, Inc.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

83418B107
(CUSIP Number)

July 12, 2018
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒  Rule 13d-1(c)

☐  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	83418B107

1	Names of Reporting Persons
AIP Global Macro Fund L.P.
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	Sec Use Only

4	Citizenship or Place of Organization
Ontario, Canada
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
4,039,118
	6	Shared Voting Power
7,395,886
	7	Sole Dispositive Power
4,039,118
	8	Shared Dispositive Power
7,395,886
9	Aggregate Amount Beneficially Owned by Each Reporting Person
4,039,118
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
14.39% (1)
12	Type of Reporting Person (See Instructions)
PN

(1)        Based on 28,070,412 shares outstanding, as reporting on the Issuer’s Form 10-Q for the period ending 2-28-2018.

SCHEDULE 13G

CUSIP No.	83418B107

1	Names of Reporting Persons
AIP Canadian Enhanced Income Class
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	Sec Use Only

4	Citizenship or Place of Organization
Ontario, Canada
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
2,156,825
	6	Shared Voting Power
7,395,886
	7	Sole Dispositive Power
2,156,825
	8	Shared Dispositive Power
7,395,886
9	Aggregate Amount Beneficially Owned by Each Reporting Person
2,156,825
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
7.68% (1)
12	Type of Reporting Person (See Instructions)
IV

(1)        Based on 28,070,412 shares outstanding, as reporting on the Issuer’s Form 10-Q for the period ending 2-28-2018.

SCHEDULE 13G

CUSIP No.	83418B107

1	Names of Reporting Persons
AIP Global Macro Class
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	Sec Use Only

4	Citizenship or Place of Organization
Ontario, Canada
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
1,199,943
	6	Shared Voting Power
7,395,886
	7	Sole Dispositive Power
1,199,943
	8	Shared Dispositive Power
7,395,886
9	Aggregate Amount Beneficially Owned by Each Reporting Person
1,199,943
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
4.27% (1)
12	Type of Reporting Person (See Instructions)
IV

(1)        Based on 28,070,412 shares outstanding, as reporting on the Issuer’s Form 10-Q for the period ending 2-28-2018.

SCHEDULE 13G

CUSIP No.	83418B107

1	Names of Reporting Persons
AIP Asset Management Inc.
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	Sec Use Only

4	Citizenship or Place of Organization
Ontario, Canada
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
7,395,886
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
7,395,886
9	Aggregate Amount Beneficially Owned by Each Reporting Person
7,395,886
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
26.35% (1)
12	Type of Reporting Person (See Instructions)

(1)        Based on 28,070,412 shares outstanding, as reporting on the Issuer’s Form 10-Q for the period ending 2-28-2018.

SCHEDULE 13G

CUSIP No.	83418B107

1	Names of Reporting Persons
Jayahari Balasubramanian
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	Sec Use Only

4	Citizenship or Place of Organization
Ontario, Canada
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
7,395,886
	6	Shared Voting Power
7,395,886
	7	Sole Dispositive Power
7,395,886
	8	Shared Dispositive Power
7,395,886
9	Aggregate Amount Beneficially Owned by Each Reporting Person
7,395,886
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
26.35% (1)
12	Type of Reporting Person (See Instructions)
IN

(1)           Based on 28,070,412 shares outstanding, as reporting on the Issuer’s Form 10-Q for the period ending 2-28-2018.

Item 1.

(a)	Name of Issuer:

Solbright Group, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

One Gateway Center

26th Floor

Newark, NJ 07102

Item 2.

(a)	Name of Person Filing:

This Statement is jointly filed by and on behalf of each of AIP Global Macro Fund L.P., AIP Canadian Enhanced Income Class, AIP Global Macro Class, AIP Asset Management, Inc., and Jayahari Balasubramaniam. AIP Asset Management, Inc. acts as an investment adviser to, and manages investment and trading accounts of, other persons, including AIP Global Macro Fund L.P., AIP Canadian Enhanced Income Class, and AIP Global Macro Class. Mr. Balasubramaniam is the senior portfolio manager and the sole person who makes investment decisions on behalf of AIP Asset Management, Inc. and may be deemed to control AIP Asset Management, Inc. and beneficially own securities owned or managed by AIP Asset Management, Inc.

Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for purposes of Section 13(d) or 13(g) of the Act or any other purposes, the beneficial owner of any securities covered by this statement.

Each reporting person may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act. Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any syndicate or group with respect to the issuer or any securities of the issuer.

(b)	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each reporting person is TD Tower North, 77 King Street West, Suite 4140, Toronto, Ontario M4K 1E7 Canada.

(c)	Citizenship:

See Item 4 of the cover page(s) hereto.

(d)	Title and Class of Securities:

Common Stock, par value $0.001

(e)	CUSIP No.:

83418B107

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: _________

Item 4.	Ownership

(a)	Amount Beneficially Owned:

See Item 9 on the cover page(s) hereto.

(b)	Percent of Class:

See Item 11 on the cover page(s) hereto.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Item 5 on the cover page(s) hereto.

(ii)	Shared power to vote or to direct the vote:

See Item 6 on the cover page(s) hereto.

(iii)	Sole power to dispose or to direct the disposition of:

See Item 7 on the cover page(s) hereto.

(iv)	Shared power to dispose or to direct the disposition of:

See Item 8 on the cover page(s) hereto.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not applicable.

Item 8.	Identification and classification of members of the group.

Each reporting person may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act. Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any syndicate or group with respect to the issuer or any securities of the issuer.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below, each signatory certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 15, 2018

AIP Global Macro Fund L.P.

/s/ Jayahari Balasubramaniam

AIP Asset Management, Inc.

/s/ Jayahari Balasubramaniam

AIP Global Macro Class

/s/ Jayahari Balasubramaniam

AIP Canadian Enhanced Income Class

/s/ Jayahari Balasubramaniam

Jay Bala

/s/ Jayahari Balasubramaniam

Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).